Exhibit 99.8

kpmg LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors YM BioSciences Inc.

We consent to the use of our report dated September 20, 2012, on the financial statements which comprise the consolidated statements of financial position as at June 30, 2012, June 30, 2011 and July 1, 2010, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended June 30, 2012 and June 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information and our audit report dated September 20, 2012 on the effectiveness of internal control over financial reporting, which reports are included in this annual report filed on Form 40-F of YM BioSciences Inc. for the fiscal year ended June 30, 2012.

We also consent to the incorporation by reference of such reports in the Registration Statements on Form F-10 (Registration No. 333-175381 and Registration No. 333-170872) and the Registration Statement on Form S-8 (Registration No. 333-134410) of YM BioSciences Inc.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 20, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.